Exhibit 99.1

PRESS RELEASE	MEDIA CONTACT Birkenstock Holding plc ir@Birkenstock-holding.com
LONDON, UNITED KINGDOM || September 25, 2025

BIRKENSTOCK expects Fiscal 2025 revenues of AT LEAST €2.09 Billion, ahead of guidance; reaffirms adjusted ebitda guidance of 31.3%-31.8%

Birkenstock Holding plc, (together with its subsidiaries, "BIRKENSTOCK”, the “Company” or “we”, NYSE: BIRK) today announces that it expects its fiscal 2025 revenues will total at least €2.09 billion, ahead of its prior guidance. Additionally, the Company announces the acquisition of a production facility near Dresden, Germany for a net price of €18 million.

BIRKENSTOCK management is hosting a meeting with analysts and investors at its Munich headquarters today. In conjunction with this event, the Company is pre-announcing its fiscal fourth quarter revenues. The Company expects fourth quarter revenues to total at least €520 million, growth of at least 14% on a reported basis and 18% in constant currency. This would result in full year revenue of at least €2.09 billion, growth of 15.9% on a reported basis and 17.5% in constant currency, above guidance of 15-17%. The Company is also reaffirming its target for Adjusted EBITDA in the range of 31.3-31.8% for the full fiscal year 2025, despite headwinds from F/X. BIRKENSTOCK will release its full fiscal fourth quarter and full year 2025 results on December 18, 2025.

Additionally, BIRKENSTOCK announces the acquisition of a production facility near Dresden, Germany for a net purchase price of €18 million. The Company signed the purchase agreement on September 23, 2025 and the acquisition is expected to close in the fiscal first quarter (ending December 31, 2025). This facility includes 78,000 square meters (more than 10 football fields) of production and logistics space and 80,000 square meters of undeveloped land. The facility was built and expanded between 1992 and 2012. The opportunity to acquire this property for the attractive price of €240 per square meter arose due to the bankruptcy of its current owner. The acquisition will fast track the Company's manufacturing capacity build up plans at a favorable cost to a new build. The factory is expected to be operational by the end of fiscal 2027. The incremental capacity will support BIRKENSTOCK's revenue growth ambition and allow for more flexibility among product groups. In the first phase, the facility will add to the sandal, clog and footbed capacity. BIRKENSTOCK will continue to look for opportunities to acquire assets in the European Union.

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent company of Birkenstock Group B.V. & Co. KG and its subsidiaries. BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

INVESTOR & MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

2	BIRKENSTOCK HOLDING PLC || press release || SEPTEMBER 25, 2025

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. In particular, such forward-looking statements include statements relating to our fiscal 2025 outlook. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,” “continue,” “could,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company’s management’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward- looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores; losses and liabilities arising from leased and owned real estate; risks relating to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; our dependence on third parties for our sales and distribution channels; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges relating to the distribution of our products; deterioration or termination of relationships with major wholesale partners; global or regional health events; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities; disruptions to our shipping and delivery arrangements; failure to attract and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; risks relating to our intellectual property rights; risks relating to regulations governing the use and processing of personal data; disruption and security breaches affecting information technology systems; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond our control; economic conditions impacting consumer spending, such as inflation, tariffs and other trade policy actions, the deterioration of consumer sentiment, and a deterioration of the macroeconomic situation generally, and our ability to react to any of them; currency exchange rate fluctuations; risks related to litigation, compliance and regulatory matters; risks and costs related to corporate responsibility and ESG matters; inadequate insurance coverage, or increased insurance costs; tax- related risks; risks related to our indebtedness; risks related to our status as a foreign private issuer and a “controlled company”; and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 18, 2024 as updated by our reports on Form 6-K that update, supplement or supersede such information. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

3	BIRKENSTOCK HOLDING PLC || press release || SEPTEMBER 25, 2025

Non-IFRS Financial Information and other metrics

This press release includes “non-IFRS measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Specifically, we make use of the non-IFRS financial measures Adjusted EBITDA, Adjusted EBITDA Margin, Constant Currency Revenue growth, Adjusted EPS (Basic/Diluted), Adjusted Net profit, Net leverage and Net debt, which are not recognized measures under IFRS and should not be considered as alternatives to net income (loss), as a measure of financial performance or any other performance measure derived in accordance with IFRS.

We discuss non-IFRS financial measures in this press release because they are a basis upon which our management assesses our performance, and we believe they reflect underlying trends and are indicators of our business. Additionally, we believe that such non-IFRS financial measures and similar measures are widely used by securities analysts, investors and other interested parties as a means of evaluating a company’s performance.

Our non-IFRS financial measures may not be comparable to similarly titled measures used by other companies. Our non-IFRS financial measures have limitations as analytical tools, as they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. Our non-IFRS financial measures should not be considered in isolation, nor should they be regarded as a substitute for, or superior to, measures calculated and presented in accordance with IFRS. A reconciliation is provided in the tables accompanying this press release for each non-IFRS financial measure in this press release to the most directly comparable financial measure stated in accordance with IFRS. A reconciliation is not provided for any forward-looking non-IFRS financial measures as such a reconciliation is not available without unreasonable efforts.

Average selling price (“ASP”) is calculated by dividing our total revenue from sales of footwear pairs by the number of footwear pairs sold. Prior to fiscal 2024, ASP was calculated by dividing our total revenue by our total number of units of all products sold. The difference between these two methods is immaterial.
Our management uses group ASP in managing and monitoring the performance of the business.
We believe presenting a directional change in ASP provides useful information to investors as it helps facilitate an enhanced understanding of our operating results and enables them to make more meaningful period-to-period comparisons, particularly because a change in ASP is typically one of several principal drivers of our revenue development between periods. However, in channels and segments, ASP can vary significantly based on various factors and circumstances, and, therefore, management believes that quantifying ASP or the directional change thereof at segment or channel level would provide a level of granularity not considered helpful and potentially misleading.

4	BIRKENSTOCK HOLDING PLC || press release || SEPTEMBER 25, 2025